FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

4Q11 Sales Performance
Gross same-store sales up 8.5%

São Paulo, Brazil, January 12, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Globex Utilidades S.A. [BM&FBOVESPA: GLOB3] announce their sales performance for the fourth quarter (4Q11) and full year 2011.

4Q11 RESULTS OF GRUPO PÃO DE AÇÚCAR (GPA)

Gross sales totaled R$15.132 billion, up 20.1%, mainly due to the consolidation of Casas Bahia s results with the Globex operation, the Group s organic growth (with the opening of 20 stores) and the notable performance of Assaí (recently redesigned to better serve resellers and institutional buyers), Extra Supermercado (which posted sharper growth rate compared to former CompreBem and Sendas) and Nova Pontocom (which has resumed its high growth rates and has included new categories in its portfolio). Gross sales totaled R$ 52.681 billion in 2011.

	Gross Same Store Sales Δ%		Gross Sales (R$ billion)				Net Sales (R$ billion)
	4Q11	2011	4Q11	Δ%	2011	Δ%	4Q11	Δ%	2011	Δ%

GPA Food	8.7%	8.0%	8.028	10.3%	28.431	8.8%	7.206	10.3%	25.578	8.9%
Food	7.2%	7.5%
Non-Food	13.6%	9.6%
,
Globex	8.4%	10.1%	7.104	33.5%	24.250	142.2%	6.165	37.1%	21.016	144.2%
Bricks & Mortar	4.9%	7.0%
Nova Pontocom	31.5%	25.1%
E-Commerce	40.4%	34.6%
Total GPA	8.5%	8.8%	15.132	20.1%	52.681	45.8%	13.371	21.2%	46.594	45.2%

BUSINESS PERFORMANCE

ü Gross same store sales were up 8.7%, the highest quarterly growth in 2011. Food products sales grew 7.2% in the period, led by the grocery category (up 8.3%).

ü The highlights were the Extra banner, with (i) the inclusion of 204 Extra Supermercado stores (converted from CompreBem and Sendas) on the celebration of the banner s anniversary; and (ii) the organization of the first Black Friday at the Bricks & Mortar stores, an event in which Extra was the pioneer in Brazil. The campaign boosted gross same-store sales of non-food products, with the Electronics category standing out with a 27.7% growth.

ü Launch of Minimercado Extra to replace Extra Fácil, with a bigger sales area and focus on perishables and services. During the quarter, 19 stores were converted into the new format, which posted an average growth of 15%. Five new units were inaugurated in the period.

ü Successful repositioning of the assortment at Assaí, whose target public are resellers and institutional buyers, resulting in an increase in the average ticket of institutional consumers.

ü In real terms, i.e. deflated by the IPCA consumer index, gross sales increased by 2.0% in the quarter. The top performers among the Group s formats were Extra Supermercado, Assaí and Minimercado Extra, whose gross same-store sales posted double-digit growth in nominal terms.

 Globex

ü In the quarter, gross same-store sales increased 8.4%. This growth was composed of 4.9% increase in Bricks & Mortar and 31.5% in Nova Pontocom (E-commerce grew 40.4%).

ü It is worth noting the growth of 4.9% of Bricks & Mortar stores, which was impacted by price deflation in some categories over the year, such as video and computer, down 10% and 19%, respectively, and the reduction of the IPI tax on industrialized of goods in December (refrigerator, stove and washing machine), represents approximately a 10% decrease in the price of the period. This measure will extend until March 2012. Despite these factors, Globex believes to have increased its market share in the period.

ü Nova Pontocom once again underlined the role of purchasing experience as an important differentiation factor during Christmas this year, even with a 50% increase in the volume of orders in December. For this, the company strengthened its customer service area, established solid partnerships with logistic companies and reviewed processes in its business chain.

ü Another highlight in the fourth quarter was the opening of a Casas Bahia store in the state of Ceará, which strengthens the expansion of stores in the Northeast.

UPCOMING DATES
4Q11 Results Release	4Q11 Results Conference Call and Webcast
Thursday, February 16, 2012	Friday, February 17, 2012
After market close	11:00 a.m. (Brasília) | 8:00 a.m. (NY) | 1:00 p.m. (London)

In line with corporate governance best practices, to ensure equity and transparency in the release of the 4Q11 results,
Grupo Pão de Açúcar and Globex Utilidades S.A. will observe a quiet period from February 2 to February 16, 2012, after the earnings release.

CONTACTS
Investor Relations GPA and Globex	Media Relations GPA
Phone: (5511) 3886-0421	Phone: (5511) 3886-3666
Fax: (5511) 3884-2677	imprensa@grupopaodeacucar.com.br
gpa.ri@grupopaodeacucar.com.br	Media Relations - Globex
Website: www.gpari.com.br	Phone: (5511) 4225-9228
www.globex.com.br/ri	Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Casa do Cliente Customer Service	Twitter - Press
Pão de Açúcar: 0800-7732732 / Extra: 0800-115060	@imprensagpa
Ponto Frio (5511) 40023388 / Casas Bahia: (5511) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating same-store sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation basis in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended December 2011 was 6.50%.

About Grupo Pão de Açúcar and Globex: Grupo Pão de Açúcar is Brazil s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group s multiformat structure consists of the GPA Food and Globex operations. GPA Food s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Globex s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.